SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                              AGP and COMPANY, INC.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   001230-02-0
________________________________________________________________________________
                                 (CUSIP Number)

Joseph Drucker, Esq.                                    Peter H. Ehrenberg, Esq.
16 Stuyvesant Place                                   Lowenstein, Sandler, Kohl,
Elberon, New Jersey  07740    with a copy to               Fisher & Boylan, P.A.
(908) 229-4329                                              65 Livingston Avenue
                                                     Roseland, New Jersey  07068
                                                                  (201) 992-8700
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 11, 1996
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

     Omar L. Peraza, as Trustee of Peraza Trust u/i/t dated May 18, 1989 (the "Peraza Trust")
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):(a)|X|
                                                                         (b)| |
________________________________________________________________________________

(3)  SEC Use Only


(4)  Source of Funds (See Instructions):  OO (securities exchanged in merger:
     See Item 3)


(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                               | |


(6)  Citizenship or Place of Organization:       New Hampshire


Number of Shares           (7)  Sole Voting Power:                     1,600,000
Beneficially Owned         (8)  Shared Voting Power:                    728,178*
by Each Reporting          (9)  Sole Dispositive Power:                1,600,000
Person With:              (10)  Shared Dispositive Power:                     0*
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,328,178*
________________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                 |X|
________________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11):                17.6%*
________________________________________________________________________________

(14)  Type of Reporting Person (See Instructions):                       OO
________________________________________________________________________________

*Excludes   43,746  shares  of  Common  Stock  held by the Joseph  Drucker 1995
Trust (the "Drucker Trust") and 300,000 shares beneficially owned by Joseph Drucker. Includes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Peraza Trust, Mr. Peraza, the Drucker Trust, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. The Peraza Trust hereby disclaims beneficial ownership of the shares held by the Drucker Trust and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

     Omar L. Peraza
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) |X|
                                                                         (b) | |
________________________________________________________________________________

(3) SEC Use Only


(4) Source of Funds (See Instructions):  OO (securities exchanged in merger: See
    Item 3)


(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): | |


(6) Citizenship or Place of Organization:       United States


Number of Shares           (7)    Sole Voting Power:                   1,600,000
Beneficially Owned         (8)    Shared Voting Power:                  728,178*
by Each Reporting          (9)    Sole Dispositive Power:              1,600,000
Person With:              (10)    Shared Dispositive Power:                   0*


(11) Aggregate Amount Beneficially Owned by Each Reporting Person:   2,328,178*
________________________________________________________________________________

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                                 |X|
________________________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11):              17.6%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                        IN
________________________________________________________________________________

*Excludes 43,746 shares of Common Stock held by the Drucker Trust and 300,000 shares beneficially owned by Joseph Drucker. Includes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Peraza Trust, Mr. Peraza, the Drucker Trust, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Peraza hereby disclaims beneficial ownership of the shares held by the Drucker Trust and the shares beneficially owned by Mr. Joseph Drucker.

(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

   Robert Drucker and Mindy Fortin, as Trustees of the Joseph Drucker 1995 Trust
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) |X|
                                                                         (b) | |
________________________________________________________________________________

(3) SEC Use Only


(4) Source of Funds (See Instructions): OO (irrevocable trust deposit:
    See Item 3)


(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e):                                                 | |


(6) Citizenship or Place of Organization:       New Jersey


Number of Shares           (7)  Sole Voting Power:                            0
Beneficially Owned         (8)  Shared Voting Power:                     43,746*
by Each Reporting          (9)  Sole Dispositive Power:                       0
Person With:              (10)  Shared Dispositive Power:                43,746*
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      43,746*
________________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                     |X|
________________________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11):               0.3%*
________________________________________________________________________________
(14)     Type of Reporting Person (See Instructions):                         OO
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. Also excludes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. The Drucker Trust hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

    Robert Drucker
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions): a) |X|
                                                                        (b) | |
________________________________________________________________________________

(3) SEC Use Only

________________________________________________________________________________
(4) Source of Funds (See Instructions):OO (irrevocable trust deposit:See Item 3)


(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]


(6) Citizenship or Place of Organization:       United States


Number of Shares           (7)  Sole Voting Power:                            0
Beneficially Owned         (8)  Shared Voting Power:                     43,746*
by Each Reporting          (9)  Sole Dispositive Power:                        0
Person With:              (10)  Shared Dispositive Power:                43,746*
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      43,746*
________________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                                    |X|
________________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11):                  0.3%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                        IN
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. Also excludes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Robert Drucker hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

     Mindy Fortin
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):(a) |X|
                                                                         (b) | |
________________________________________________________________________________

(3)  SEC Use Only
________________________________________________________________________________

(4)  Source of Funds (See Instructions):  OO (irrevocable trust deposit:  See
     Item 3)
________________________________________________________________________________

(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                                 | |
________________________________________________________________________________

(6)  Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares           (7)   Sole Voting Power:                         0
Beneficially Owned         (8)   Shared Voting Power:                  43,746*
by Each Reporting          (9)   Sole Dispositive Power:                    0
Person With:              (10)   Shared Dispositive Power:             43,746*
________________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:     43,746*
________________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):                                    |X|
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):                   0.3%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                        IN
________________________________________________________________________________

*Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 300,000 shares beneficially owned by Joseph Drucker. Also excludes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Ms. Fortin hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Joseph Drucker.

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

    Joseph Drucker
________________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions): a) |X|
                                                                         (b) | |
________________________________________________________________________________

(3)  SEC Use Only

________________________________________________________________________________
(4)  Source of Funds (See Instructions):  PF

________________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):   | |
________________________________________________________________________________

(6) Citizenship or Place of Organization:       United States
________________________________________________________________________________

Number of Shares           (7)   Sole Voting Power:                      300,000
Beneficially Owned         (8)   Shared Voting Power:                   728,178*
by Each Reporting          (9)   Sole Dispositive Power:                300,000
Person With:              (10)   Shared Dispositive Power:                   0*

________________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:    1,028,178*
________________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):    |X|
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):                   7.8%*
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                        IN
________________________________________________________________________________

*Consists of presently exercisable options acquire 300,000 shares of common Stock at $.20 per share. Excludes 1,600,000 shares of Common Stock beneficially owned by Omar L. Peraza and 43,746 shares of Common Stock beneficially owned by Robert Drucker and Mindy Fortin. Includes 728,178 shares which Messrs. Omar Peraza and Joseph Drucker share the power to vote pursuant to an irrevocable proxy granted by Steven W. Bingaman. As described herein, the Drucker Trust, the Peraza Trust, Mr. Peraza, Mr. Joseph Drucker, Mr. Robert Drucker and Ms. Mindy Fortin may be deemed to constitute a "group" pursuant to Rule 13d-5. Mr. Joseph Drucker hereby disclaims beneficial ownership of the shares beneficially owned by Mr. Peraza and the shares beneficially owned by Mr. Robert Drucker and Ms. Fortin.

     Omar L. Peraza ("Peraza"), individually and as sole trustee of the Peraza Trust u/i/t dated May 18, 1989 (the "Peraza Trust"), Robert Drucker and Mindy Fortin, individually and as co-trustees of the Joseph Drucker 1995 Trust (the "Drucker Trust") and Joseph Drucker ("Drucker") (each, a "Filing Entity" and, collectively, the "Filing Entities") hereby amend their Schedule 13D (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of Common Stock, no par value ("Common Stock"), of AGP and Company, Inc. (the "Company") as follows:

Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     By letter, dated November 27, 1996, the Filing Entities notified the Escrow Agent that the Company, Steven W. Bingaman ("Bingaman") and James F. Howard ("Howard") were in default of the terms of the Settlement Agreement, dated October 1, 1996 (the "Settlement Agreement"), previously entered into with the Filing Entities in that, among other things, they had failed to take certain actions required by the Settlement Agreement (including the filing of proxy materials and the engagement of an investment advisor) in connection with the proposed sale of the Company's wholly owned subsidiary, TMC Group, Inc. ("TMC"), to Social Expressions Acquisition Corporation ("SEAC"), a Delaware corporation established by Peraza, the President of TMC, and Drucker, a director of the Company. The letter demanded the delivery of (i) the resignations of Bingaman and Howard of all positions each of them may have as a director, officer or employee of the Company and its subsidiaries, and (ii) the irrevocable proxy from Bingaman (which appoints Peraza and Drucker as proxies) covering all shares of Common Stock of the Company owned beneficially or of record by him. On December 11, 1996, the Escrow Agent delivered the resignations and the proxy to Peraza and, accordingly, as of that date Drucker became the sole director of the Company. On December 11, 1996, Drucker appointed Richard A. Pelletier and Ellen
J. Downing as directors of the Company to fill the vacancies caused by the resignations of Messrs. Bingaman and Howard. In addition, on that date Douglas
E. Castle was elected as the Chief Executive Officer of the Company, succeeding Mr. Bingaman. The new Board of Directors of the Company reviewed and reaffirmed the sale of TMC to SEAC on the terms previously agreed to among the parties and previously disclosed in this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Based on a review of publicly available information, the Filing Entities believe that the Company is not currently in compliance with its periodic reporting requirements under the Securities Exchange Act of 1934 and, therefore, that accurate information regarding the number of shares of Common Stock outstanding is not publicly available. Based upon information provided to the Filing Entities, the Filing Entities believe there were 13,221,023 shares of Common Stock outstanding as of July 15, 1996. As of July 15, 1996, the Peraza Trust owned 1,600,000 of such shares, or 11.2% of the total outstanding. Under the instrument of trust pursuant to which the Peraza Trust was created, Mr. Peraza is the sole trustee of the Peraza Trust and has the right, during his lifetime, to distribute in his sole discretion the trust property entirely for his benefit. Accordingly, Mr. Peraza possesses sole power to vote or direct the disposition of all 1,600,000 of the shares owned by the Peraza Trust and shares voting or dispositive power with respect to none of such shares. As of July 15, 1996, the Drucker Trust owned 43,746 of such shares, or 0.3% of the total outstanding. Under the instrument of trust pursuant to which the Drucker Trust was created, Mr. Robert Drucker and Ms. Mindy Fortin are the co-trustees of the Drucker Trust, as well as the beneficiaries thereof, and share the right to vote and dispose or direct the disposition of such shares. Accordingly, Mr. Robert Drucker and Ms. Mindy Fortin share the power to vote or direct the disposition of all 43,746 of the shares owned by the Drucker Trust and have sole voting or dispositive power with respect to none of such shares. As of July 15, 1996, Mr. Drucker owned no shares of Common Stock directly but held currently exercisable options giving him the right to acquire 300,000 shares of Common Stock, or 2.2% of the total outstanding (after giving effect to the exercise of the options). Mr. Joseph Drucker possesses sole power to vote or direct the disposition of all 300,000 of the shares issuable upon the exercise of the options held by him and shares voting or dispositive power with respect to none of such shares. As described in Item 4 above, Bingaman has granted an irrevocable proxy to Messrs. Peraza and Joseph Drucker to vote all of the 728,178 shares of Common Stock owned by him. Accordingly, Messrs. Peraza and Joseph Drucker share the power to vote such shares. Because of the events described in Item 4 above, the Filing Entities may be deemed to constitute a "group" under Rule 13d-5(b), and thereby to have acquired beneficial ownership over the shares of Common Stock owned by each member of the group. Each of the Peraza Trust and Mr. Peraza hereby expressly disclaims beneficial ownership of the shares of Common Stock owned by the Drucker Trust, Mr. Robert Drucker, Ms. Fortin and Mr. Joseph Drucker and each of the Drucker Trust, Mr. Robert Drucker, Ms. Fortin and Mr. Joseph Drucker hereby expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Peraza Trust and Mr. Peraza and the shares of Common Stock subject to the proxy granted to Messrs. Peraza and Joseph Drucker. Mr. Joseph Drucker hereby expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Drucker Trust, Mr. Robert Drucker and Ms. Fortin. Mr. Robert Drucker and Ms. Fortin hereby expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Joseph Drucker. No Filing Entity has effected any transactions in the Common Stock during the past 60 days.

     No other person is known to the Filing Entities to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares beneficially owned by the Filing Entities, other than as described herein.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 17, 1996


                                      /s/Omar L. Peraza
                                      _________________________________________
                                      Omar L. Peraza, as Trustee of
                                      the Peraza Trust u/i/t dated May 18, 1989



                                       /s/ Omar L. Peraza
                                      __________________________________________
                                      Omar L. Peraza, Individually



                                      /s Robert Drucker
                                      __________________________________________
                                      Robert Drucker, as Co-trustee of
                                      the Joseph Drucker 1995 Trust


                                       /s/Mindy Fortin
                                       _________________________________________
                                       Mindy Fortin, as Co-trustee of
                                       the Joseph Drucker 1995 Trust



                                       /s/ Robert Drucker
                                       ________________________________________
                                       Robert Drucker, Individually



                                       /s/Mindy Fortin
                                       ________________________________________
                                       Mindy Fortin, Individually



                                       /s/Joseph Drucker
                                       _________________________________________
                                       Joseph Drucker

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).